82-3768

TATA

99

RECD S.E.C.
AUG 22 2005
1086

50 YEARS OF AUTOMOTIVE EXCELLENCE 1954-2004

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

SUPPL

August 18, 2005
Sc-15299

05010630

Dear Sirs,

**Re: Tata Motors Limited - "File No.001-32294".**

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

"Re: **Tata Technologies announces its intention to make an offer for a UK-based PLM service provider to automotive and aerospace companies**

Pursuant to Clause 36 of the Listing Agreement with the Stock Exchange, Mumbai, enclosed herewith is a copy of the Press Release issued by the Company's subsidiary, viz. Tata Technologies, dated August 18, 2005, which is self-explanatory."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl: a/a

\\ddata\dsdata\Stock\TTL-UK-offer-auto-aerospace-cos.doc

PROCESSED
AUG 23 2005
THOMSON
FINANCIAL

TATA

immediate use **PRESS RELEASE**

**Mumbai, August 18, 2005**

## TATA TECHNOLOGIES ANNOUNCES ITS INTENTION TO MAKE AN OFFER FOR UK-BASED PLM SERVICE PROVIDER TO AUTOMOTIVE AND AEROSPACE COMPANIES

***Combined entity to have greater reach in North America, Europe and Asia***

Tata Technologies Limited (TTL), through its subsidiary, Tata Technologies Inc., USA (TTUS), today announced its intention to make a cash offer at 220 pence per share (Rs.169.40 per share) for 100% of the equity shares shareholding of INCAT International Plc, a UK-based company listed on the Alternative Investment Market (AIM) of the London Stock Exchange. TTL's offer price represents a 4% premium on INCAT's closing price of 211.5 pence per share, as on August 17, 2005. The value of the total offer is £ 53.40 million (approximately Rs.411 crores), for 100% of INCAT's equity shares.

The Board of INCAT has approved and recommended acceptance of this offer to its shareholders.

Both TTL and INCAT provide engineering and design services and PLM (product lifecycle management) products and services, primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets.

The offshore capabilities of TTL in the field of engineering automation services combined with the high-end onshore strengths of INCAT are expected to offer a strong and seamless onshore/offshore delivery capability to the international customers in auto, aerospace and engineering industries.

Mr. Patrick McGoldrick, CEO of TTL, said, "The prospect of INCAT joining forces with TTL represents an exciting opportunity to advance our strategic aims. We are experiencing strong organic growth, which we wish to complement with suitably targeted acquisitions. INCAT's broad geographic platform and extensive customer base represents an accelerated route to achieve our targets. We believe that the enlarged group will be a major player in the engineering and design services market, on a global basis, and it will be better placed to respond to the ever-increasing demands from our combined international customer base. On completion of the Offer, I look forward to welcoming the management and staff of INCAT to Tata Technologies and working with them to achieve enhanced stakeholder value in the future."

Dr. Ross Bunce, Chairman of INCAT, said, "We believe that the Offer provides our shareholders with certainty and value. Tata Technologies is a complementary business to our own and the enlarged group should benefit from the greater financial resources and presence, which being a part of the Tata Group will bring to its future development."

TTL, established in 1994, is a subsidiary of Tata Motors Limited, which holds 94.31% of its equity. TTL recorded a consolidated turnover of Rs.180.43 crores (£ 23.0 million) and profit after tax of Rs.7.72 crores (£ 0.98 million) in the year ended March 2005. With approximately

2000 employees, TTL services customers in India, the US, Europe, and Asia-Pacific. Among its customers are large automobile manufacturers in India and abroad.

The acquisition will give TTL greater scale and stronger positions in North America, Europe and Asia. This greater global scale will extend the reach of the enlarged group allowing it to offer a greater range of services to its global customer base.

INCAT, established in 1989, posted a turnover of £ 65.3 million (approx. Rs.507.32 crores) and an operating profit of £ 2.4 million (approx. Rs.18.65 crores) in the year ended August 31, 2004. With over 650 employees, INCAT services customers in North America, Europe and Asia-Pacific in the automobile, aerospace and engineering industries.

*** END ***

**Issued by:**

Debasis Ray
Head - Corporate Communications.
Tata Motors Limited
Phone: 91-22-5665 7209
E Mail: debasis.ray@tatamotors.com
Visit us at www.tatamotors.com